Exhibit 99.1

Golden Star Announces Agreement with Royal Gold for Investment in Golden Star Oil Palm Plantations

TORONTO, April 20, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that its wholly-owned non-profit subsidiary, Golden Star Oil Palm Plantations Limited ("GSOPP") and RGLD Gold AG, a wholly-owned subsidiary of Royal Gold, Inc. ("Royal Gold"), have entered into an agreement providing for Royal Gold's investment in the oil palm plantations initiative, Golden Star's award winning flagship sustainability project.

In consideration of the long-standing relationship with the Wassa mine, and by extension the Wassa operations host communities, Royal Gold has committed to provide financial support for the activities of GSOPP that benefit the Wassa operational communities through an annual contribution of $150,000 during five years. The investment will be used to accelerate development of the Company's innovative sustainability initiative which is aimed at creating sustainable alternative livelihoods, bringing additional economic stimulation and a legacy of community development to the region. The proceeds will support the further development of palm oil plantations around Wassa as well as activities to grow GSOPP including assessment of downstream processing opportunities.

About GSOPP
GSOPP is the Company's flagship sustainability and social enterprise initiative. It develops and operates oil palm plantations in communities proximate to the Company's gold mining operations, located in the Western Region of Ghana, for the benefit of members of the host communities. The program commits to ensuring that there is zero deforestation during the creation of a high value agribusiness on former subsistence farms and land that has previously been used for mining activities. Since its inception in 2006, GSOPP has developed plantations on over 1,500 hectares of land, which support over 700 families at levels of yield three-times the small holder average in Ghana. The activities of GSOPP also align with the Company's wider sustainability goals of establishing high value post-mining land uses, self-funding revegetation and creation of biomass to act as a carbon sink to offset operational emissions.

Andrew Wray, Chief Executive Officer of Golden Star, commented:
"We welcome Royal Gold's commitment to invest in GSOPP at Wassa. This partnership will enable the acceleration of the growth of GSOPP bringing additional benefit to the communities neighbouring our Wassa operations. The considerable scale of the Wassa resource gives potential for a significant mine life, and the Royal Gold commitment allows Golden Star and GSOPP to bring an even stronger legacy of sustainable alternative livelihood development for lasting positive impact in our host communities."

Bill Heissenbuttel, President and Chief Executive Officer of Royal Gold, commented:
"Royal Gold strongly believes in the importance of sustainability in the mining industry, and GSOPP is an innovative example of sustainable community development. Royal Gold is pleased to have the opportunity to enter into this contribution agreement to further advance this award-winning initiative."

Company Profile:
Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

View original content to download multimedia:http://www.prnewswire.com/news-releases/golden-star-announces-agreement-with-royal-gold-for-investment-in-golden-star-oil-palm-plantations-301272211.html

SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/20/c4041.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 20-APR-21